[TROUTMAN SANDERS LLP LETTERHEAD]

December 20, 2013

VIA EDGAR CORRESPONDENCE

Ms. Melissa N. Rocha Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Mail Stop 3628 100 F Street, NE Washington, D.C. 20549-3628

Re:	Pacific Ethanol, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-21467

Dear Ms. Rocha:

This letter responds to the comments of your letter dated December 16, 2013 relating to Pacific Ethanol, Inc. (the “Company”).

We have reproduced below in bold font each of your comments set forth in your letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter.

Form 10-Q for the period ended September 30, 2013

Note 12. Subsequent Events, page 22

1.	We note your disclosure regarding conversions of Series B notes through November 8, 2013, however no specific statement was made regarding the date through which you evaluated your subsequent events. Please confirm that November 8, 2013 was the date through which you evaluated your subsequent events.

The Company’s September 30, 2013 Form 10-Q was filed with the Securities and Exchange Commission on November 12, 2013. As an accounting policy, the Company evaluates subsequent events through the date of each filing. The Company evaluated its subsequent events through November 12, 2013. No conversion notices with respect to the Series B Notes were received or processed by the Company after November 8, 2013 and through November 12, 2013. Therefore, no subsequent event disclosure was required with respect to conversions of Series B Notes after November 8, 2013.

2.	Regarding your sugar feedstock purchase on October 1, 2013, tell us if this purchase was a nonrecognized subsequent event or a recognized subsequent event and how your accounting and/or disclosure complies with ASC 855. In this regard, it appears as if you have recognized this purchase in your September 30, 2013 financial statements resulting in an increase in prepaid inventory and borrowings.

The Company’s sugar feedstock purchase agreement was treated as a nonrecognized subsequent event resulting in no adjustments to the Company’s financial statements in accordance with ASC 855. The Company entered into its feedstock agreement on October 1, 2013, and on such date recorded in its financial statements the related inventory purchase, cash payment and liability. No such amounts were recorded as of September 30, 2013. The increase in prepaid inventory and borrowings were unrelated to the sugar feedstock purchase.

We trust that the foregoing is responsive to the comments contained in your letter of comments dated December 16, 2013. If you have any questions, please call me at (949) 622-2710.

Sincerely yours,

TROUTMAN SANDERS LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures

cc:	Ms. Jenn Do (via Edgar correspondence) Mr. Neil M. Koehler (via email) Mr. Bryon T. McGregor (via email) Christopher W. Wright, Esq. (via email)